FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated March 12, 2012, announcing that Registrant’s wholly owned subsidiary Wavestream® introduced a new 80W X-band Matchbox solid state power amplifier to address the needs of military and government applications.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 12, 2012	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat’s Wavestream Introduces New 80W X-Band
Solid State Amplifier

- 80W X-Band Amplifier Supports Military and Government Operations  -

Petah Tikva, Israel, March 12, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced that its wholly owned subsidiary Wavestream® introduced a new 80W X-band Matchbox solid state power amplifier to address the needs of military and government applications. The 80W X-band offers both efficiency and performance that make it particularly well suited for mobile SATCOM, flyaway and VSAT satellite communication systems.

“Staying connected and delivering content reliably is critical to military and government operations,” stated Gary Echo, Vice President of Business Development at Wavestream. “The 80W X-band product is the latest addition to our growing family of X, Ku and Ka-band products that incorporate our Spatial advantEdge™ technology to provide efficient, high power output in smaller, lighter product packages suitable for fixed and flyaway antenna systems. Our 80W X-band is designed and thoroughly tested for use in extreme environments, helping provide uninterrupted connectivity to support mission-critical operations, including humanitarian, disaster recovery, homeland security, and relief and rescue operations worldwide.”

Wavestream’s 80W X-band’s small footprint (11” x 5.4” x 4.4”) and light weight (11 lb) package can be easily integrated and mounted onto the antenna feed to limit waveguide loss.  Every unit is thoroughly tested to assure performance over the full frequency band and over the full temperature range.  The X-band is also biased for Class AB operation, drawing less power when backed off to help save valuable energy resources. The product also generates less heat, ensuring better Mean Time Between Failure (MTBF) for greater reliability and lower lifecycle maintenance costs.

The X-band’s modular design provides the flexibility needed to integrate different frequency bands into the system design. The product has a compatible form, fit and function footprint to Wavestream’s 12W Ka-band and 40W Ku-band Matchbox block upconverters, offering a convenient way to integrate a different band without changing the terminal or altering the hardware.

About Wavestream
Wavestream designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. The company’s innovative, patented Spatial Power Advantage technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s proven family of products meet the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. Wavestream is a wholly-owned subsidiary of Gilat Satellite Networks Ltd. (NASDAQ: GILT). For more information, please visit the company’s web site at www.wavestream.com

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Johnson
Wavestream
+1 (858) 345-5462
karen.johnson@wavestream.com